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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended September 30, 2002.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the period from to

Commission file number 001-14617

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
ANDREW PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its executive office:

ANDREW CORPORATION
10500 W. 153rd Street, Orland Park, Illinois 60462
(Address of principal executive offices and zip code)

(708) 349-3300
(Registrant's telephone number, including area code)

Financial Statements and Supplemental Schedule

Andrew Profit Sharing Trust

Years ended September 30, 2002 and 2001
with Report of Independent Auditors

Employer Identification #36-2092797
Plan #001

Andrew Profit Sharing Trust

Financial Statements
and Supplemental Schedule

Years ended September 30, 2002 and 2001

Report of Independent Auditors

Trustees
Andrew Profit Sharing Trust

        We have audited the accompanying statements of assets available for benefits of Andrew Profit Sharing Trust as of September 30, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at September 30, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 3, 2003 Chicago, IL	Ernst & Young LLP

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Statements of Assets Available for Benefits

	September 30
	2002	2001
Assets
Investments, at fair value	$163,475,522	$219,488,690
Receivables:
Andrew Corporation and subsidiaries cash contributions	1,000,715	2,406,514
Andrew Corporation and subsidiaries noncash contributions	894,495	2,406,486
Participant contributions	263,001	—

Assets available for benefits	$165,633,733	$224,301,690

See notes to financial statements.

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Statements of Changes in Assets Available for Benefits

	September 30
	2002	2001
Additions
Contributions:
Andrew Corporation and subsidiaries — Cash	$4,301,155	$5,859,550
Andrew Corporation and subsidiaries — Noncash	894,495	2,406,486
Participants	8,392,159	8,620,642

	13,587,809	16,886,678
Dividend and interest income	4,898,898	11,191,075
Transfer from other plan	429,063	—

Total additions	18,915,770	28,077,753
Deductions
Benefit payments	18,448,826	11,110,222
Administrative expenses	134,147	116,361
Net realized and unrealized depreciation in fair value of investments	59,000,754	66,990,036

Total deductions	77,583,727	78,216,619

Net decrease	(58,667,957)	(50,138,866)
Assets available for benefits:
Beginning of year	224,301,690	274,440,556

End of year	$165,633,733	$224,301,690

See notes to financial statements.

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Notes to Financial Statements

Years ended September 30, 2002 and 2001

1.    Description of the Plan

General

        The following description of the Andrew Profit Sharing Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

        The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company's profits and to save systematically.

        In 2001, the Company acquired Micro Pulse, Inc. Effective January 1, 2002, participants in the Micro Pulse, Inc. 401(k) Retirement and Savings Plan on December 31, 2001, were eligible to participate in the Plan. Effective March 1, 2002, the Micro Pulse, Inc. 401(k) Retirement and Savings Plan assets were merged into the Plan.

Contributions

        The Company's profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Company's Board of Directors. The Company's profit-sharing contribution was $1,789,000 and $4,813,000 for 2002 and 2001, respectively. Under the terms of the Plan agreement, the Company may direct all or a portion of the contribution to the fixed account portion of the Andrew Stock Fund. In 2002 and 2001, 50% of the profit-sharing contribution was nonparticipant-directed and was allocated to the fixed account portion of the Andrew Stock Fund (noncash). The remaining 50% was allocated based on participant's elections (cash). Participants must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. For the 2002 Plan year, former participants of the Micro Pulse, Inc. 401(k) Retirement and Savings Plan were eligible to receive a profit-sharing contribution to include their compensation paid by Micro Pulse, Inc. during the period October 1, 2001 through December 31, 2001.

        Each participant's maximum contribution under the Plan is 15% (and not less than 3%) of annual gross earnings unless the participant's annual gross pay exceeds $90,000 and $85,000 for calendar years 2002 and 2001, respectively, in which case the maximum is limited to 10% of gross pay. Participants who contribute 3% or more of their gross earnings receive a Company-matching contribution equal to 3% of their gross earnings. Under the terms of the Plan agreement, the Company may direct all or a portion of the matching contributions to the fixed account portion of the Andrew Stock Fund. In 2002 and 2001, 100% of the contribution was allocated based on participants' elections.

Investment Options

        Participants may elect to contribute to various investment fund options offered by the Plan. There are no restrictions on interfund transfers except for those involving Andrew Corporation common stock. Transfers to and from the Andrew Stock Fund Accumulation Account (formerly known as the Andrew Stock Fund Trading Account) are limited to twice per quarter. Transfers of withdrawals from the Andrew Stock Fund Fixed Account are not allowed until the participant has reached age 55.

Beginning in 2002, a Brokerage Account feature was added whereby participants self-direct funds into various mutual funds, common stocks, and government securities. Participant contributions cannot be directed to the Brokerage Account; however, vested portions of account balances of other investment funds can be transferred into the Brokerage Accounts.

Individual Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions, (b) Plan earnings, and (c) forfeited balances of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant Loans

        A participant may borrow from the Plan at terms deemed appropriate by the trustees. Loan amounts may not exceed limitations specified by the trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant's total outstanding loan balance is limited to the lesser of: (1) 50% of the participant's vested account balance under the Plan; (2) $50,000 reduced by the participant's highest loan balance during the preceding 12 months; or (3) the portion of the participant's account balance under the Plan that is not invested in the Andrew Stock Fund Fixed Account. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.

Payment of Benefits

        Upon the termination of a participant, distribution may be made in a lump sum. For distributions requested October 1, 2000 through April 30, 2001, other payment options were available.

Vesting

        Participants are immediately vested in their contributions, plus actual earnings thereon. A participant is vested in Company-matching and profit-sharing contributions, plus actual earnings (losses) thereon, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Forfeitures

        Any forfeitures attributable to profit-sharing accounts are allocated to accounts of those participants employed on the last day of the Plan year. Any forfeitures attributable to Company-matching accounts are used to reduce future Company-matching contributions. The amount of unallocated forfeitures at September 30, 2002 and 2001, were $395,947 and $604,038, respectively.

2.    Significant Accounting Policies

Investment Valuation and Income Recognition

        Investments are stated at fair value. Investments in mutual funds are based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units of the common collective trust fund is based on quoted redemption values. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Loans to participants are stated at their outstanding principal amount, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

        All costs and expenses incurred with regard to independent fund managers and purchase and sale of investments are borne by the Plan. Administrative and general expenses, principally payroll costs of Plan administration, are borne by the Company.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

        The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	September 30
	2002	2001
Andrew Corporation common stock*	$(44,592,083)	$(28,587,458)
Mutual Funds	(14,799,285)	(38,402,578)
Other	390,614	—

	$(59,000,754)	$(66,990,036)

*
A portion of which is nonparticipant directed.

        The fair value of individual investments that represent 5% or more of the Plan's assets are as follows:

	September 30
	2002	2001
Andrew Corporation common stock**	$30,405,719	$78,134,007
Fidelity Magellan Fund	9,488,817	13,627,605
American Century Income & Growth Fund	13,590,427	18,669,855
American Century Stable Asset Fund	38,618,132	31,677,406
PIMCO Total Return Fund	12,509,821	*
Vanguard Institutional Index Fund	12,907,661	13,105,600

*
Below 5% threshold.
**
A portion of which is nonparticipant directed (see Note 4).

4.    Nonparticipant-Directed Investments

        Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments (Andrew Stock Fixed Account) is as follows:

	September 30
	2002	2001
Assets:
Andrew Corporation common stock	$12,487,683	$37,850,701
Andrew Corporation and subsidiaries contribution receivable	894,495	2,406,486

	$13,382,178	$40,257,187

	Year ended September 30
	2002	2001
Changes in net assets:
Andrew Corporation and subsidiaries contributions	$894,495	$2,406,486
Net realized and unrealized depreciation in fair value of investments	(24,553,027)	(19,269,252)
Benefits paid	(2,603,728)	(1,580,679)
Interfund transfers	(612,749)	(567,333)

	$(26,875,009)	$(19,010,778)

5.    Plan Termination

        The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7.    Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	September 30
	2002	2001
Assets available for benefits per the financial statements	$165,633,733	$224,301,690
Deemed distributions of participant loans	(186,714)	(130,870)

Assets available for benefits per the 5500	$165,447,019	$224,170,820

Year ended September 30 2002
Benefits paid to participants per the financial statements	$18,448,826
Add: Deemed distribution of participant loans at September 30, 2002	186,714
Less: Deemed distribution of participant loans at September 30, 2001	130,870

Benefits paid to participants per the Form 5500	$18,504,670

        Deemed distributions are recorded on the Form 5500 but are not recorded on the financial statements.

8.    Subsequent Events

        The Company began restructuring activities September 25, 2002, resulting in a partial Plan termination. Upon termination, affected participants will become 100% vested in their accounts.

        Effective October 1, 2002, the Celiant Corporation 401(k) Plan merged into the Plan.

        Effective October 1, 2002, a participant's maximum contribution under the Plan was increased to 50% of annual gross earnings, regardless of total annual gross earnings, subject to the annual IRS limit.

Supplemental Schedule

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

September 30, 2002

Identity of Issue	Number of Shares	Cost	Current Value

Common stock
Andrew Corporation*
Fixed Account—Nonparticipant directed	1,904,831	$8,324,963	$12,487,683
Accumulation Account—Participant directed	2,340,438	**	15,406,631

			27,894,314
Fidelity Investment Funds
Magellan Fund	128,384	**	9,488,817
PIMCO Funds
Total Return Fund	1,150,293	**	12,509,821
American Century Investment*
Equity Income Fund	1,550,974	**	9,580,343
International Growth Fund	881,619	**	5,445,348
Income & Growth Fund	674,553	**	13,590,427
Small Cap Value Fund	109,938	**	731,337
Brokerage Account	5,289,618	**	5,289,618
SEI Trust
American Century Stable Asset Fund	38,618,132	**	38,618,132
Vanguard
Institutional Index Fund	173,095	**	12,907,661
Mid Cap Index Fund	6,606	**	283,882
Small Cap Index Fund	8,685	**	129,845
Dodge & Cox Funds
Stock Fund	59,720	**	4,870,694
American Funds
Fundamental Investors Fund	10,994	**	190,086
Morgan Stanley
Small Company Growth Fund	663,165	**	4,542,680
Artisan Funds
Artisan Mid Cap Fund	319,280	**	$5,788,554
Participants loans	Varying maturities with interest rates ranging from 6% to 13%		11,613,963

Total investments			$163,475,522

*
Indicates party in interest to the Plan.
**
Historical cost information is not required for participant-directed investments.

Consent of Independent Auditors

        We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-57273 and 333-74470) pertaining to the Andrew Profit Sharing Trust of Andrew Corporation of our report dated February 3, 2003, with respect to the financial statements and schedule of the Andrew Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2002.

March 19, 2003 Chicago, IL	Ernst & Young LLP

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 20, 2003	By:	/s/ Charles R. Nicholas
Charles R. Nicholas Vice Chairman and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

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Contents
Report of Independent Auditors
Consent of Independent Auditors
SIGNATURES